UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

East West Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27579R104
(CUSIP Number)

November 6, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

CUSIP No. 27579R104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corsair Access LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,491,197
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,491,197
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,491,197
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 27579R104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corsair Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 11,172,665
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 11,172,665
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,172,665
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 27579R104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corsair III Financial Services Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 10,648,299
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 10,648,299
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,648,299
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON PN

ITEM 1(a).	NAME OF ISSUER:

East West Bancorp, Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

135 North Los Robles Ave., 7th Floor
Pasadena, California, 91101

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are:  Corsair Access LLC, Corsair Capital LLC and Corsair III Financial Services Capital Partners, L.P.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of Corsair Access LLC, Corsair Capital LLC and Corsair III Financial Services Capital Partners, L.P. is:

717 Fifth Avenue, 24th Floor
New York, New York 10022

ITEM 2(c).	CITIZENSHIP:

Each of Corsair Access LLC and Corsair Capital LLC is a limited liability company formed under the laws of Delaware.

Corsair III Financial Services Capital Partners, L.P. is a limited partnership formed under the laws of Delaware.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock (the “Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

27579R104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Corsair Access LLC directly beneficially owns 14,491,197 shares of Common Stock, which consists of 4,979,914 shares of Common Stock and 9,511,283 shares of Common Stock issuable upon conversion of 85,982 shares of Series C Preferred Stock, which is to occur following the receipt of approval of such conversion by the Issuer’s stockholders and the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Corsair III Financial Services Capital Partners, L.P. may be deemed to indirectly beneficially own 10,648,299 shares of Common Stock by virtue of its direct ownership interest in Corsair Access LLC.

Corsair Capital LLC may be deemed to indirectly beneficially own 11,172,665 shares of Common Stock indirectly beneficially owned by Corsair III Financial Services Offshore 892 Partners, L.P. and Corsair III Financial Services Capital Partners, L.P. by virtue of their direct ownership interest in Corsair Access LLC.

(b)	Percent of Class:

See Item 11 to the Cover Pages to this Schedule 13G.

The percent of class calculations in this Schedule 13G are based upon 147,042,373 shares of Common Stock outstanding, which consist of (i) 91,732,640 shares of Common Stock outstanding on October 31, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009, (ii) 18,247,012 shares of Common Stock issued and sold by the Issuer in the event which requires the filing of this statement and (iii) 37,062,721 shares of Common Stock issuable upon the conversion of 335,047 shares of Series C Preferred Stock issued and sold by the Issuer in the event which requires the filing of this statement, which is to occur following the receipt of approval of such conversion by the Issuer’s stockholders and the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Item 5 on the Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

See Item 6 on the Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

See Item 7 on the Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

See Item 8 on the Cover Pages to this Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 4, 2009

CORSAIR ACCESS LLC
By: Corsair III Management L.P., its Managing Member
By: Corsair Capital LLC, its General Partner

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	President

CORSAIR CAPITAL LLC

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	President

CORSAIR III FINANCIAL SERVICES CAPITAL PARTNERS, L.P.
By: Corsair III Management L.P., its General Partner
By: Corsair Capital LLC, its General Partner

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	President